SAFRAN

SIÈGE SOCIAL

RECEIVED

2006 JUL 18 P 1:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 12, 2006

08015269

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

Francis de Raimond

cc: Alain Marcheteau
(Safran)

dlw 7/18

I. PRESS RELEASES

July 11, 2006 – SAFRAN reports consolidated sales for six months ended June 30.

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

No

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

No.

SAFRAN

RECEIVED
2006 JUL 18 P 1:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press release

SAFRAN REPORTS CONSOLIDATED SALES FOR SIX MONTHS ENDED JUNE 30

Paris, July 11, 2006 – SAFRAN has reported consolidated pro-forma adjusted sales for the first six months of 2006 of 5,476 million euros, a 10.8% increase over the year-earlier period.

At constant exchange rates and size, the increase was 12.5%.

(millions of euros) (1)	June 30, 2005	June 30, 2006	Change (%)
Aerospace Propulsion	2,070	2,403	+ 16.1%
Aircraft Equipment	1,187	1,301	+ 9.6%
Defense Security	575	695	+ 20.9%
Communications	1,111	1,077	- 3.1%
Consolidated sales	**4,943**	**5,476**	**+ 10.8%**

(1) Sales are shown as if Snecma and Sagem had merged on January 1, 2005.

Aerospace propulsion

The growth in sales continued for both commercial aircraft engines and helicopter engines. As of June 30, 2006, more than 1,250 CFM56 engines had been ordered. Sales of spare parts and services were at a sustained high level, especially in the helicopter market. Military business was stable, while space engine business experienced a slowdown due to the decrease in billing of development contracts.

Aircraft Equipment

The Aircraft Equipment branch's sales no longer includes the actuator business, which was sold during the first half of the year. At constant size, the increase in sales would have been 10.6%. The branch's growth reflected an increase in volumes delivered across most programs.

Defense Security

The branch's sales growth reflects the consolidation of the company ORGA. Excluding this company, the branch's sales would have shown 9% growth. The navigation and aircraft systems business continued to grow at a sustained pace. The Security division's traditional operations also maintained a strong growth rate, offsetting a disappointing six-month period for ORGA.

Communications

The branch's sales no longer include the cables and local communities businesses, sold in 2005. At constant size and exchange rates, sales would have grown by 7.3%. This growth is the result of sustained volume increase for most products, along with continued strong pressure on prices.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Press release

Outlook for 2006

- Defense Security: the branch's sales growth reflects customer recognition of product quality and performance. However, intermittent problems on certain defense contracts, and the acquisition of ORGA, will lead to heavier expenses in 2006, with an impact on the branch's operating income.
- Communications: continued heavy competitive pressure, and the decision to shut down two heavy loss-making businesses (televisions and volume printed circuits), mean that this branch will not reach break-even in 2006.
- The Aerospace Propulsion and Aircraft Equipment branches will maintain their volumes and profitability at very satisfactory levels, in line with forecasts.

Given the preceding factors, SAFRAN's consolidated operating margin for 2006 should show a slight decrease.

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 58,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr